August 15, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549-4628

Re:                             AerCap Aviation Solutions B.V.

AerCap Holdings N.V.

Amendment No. 1 to Registration Statement on Form F-4

Filed July 23, 2012

File No. 333-182169

Dear Mr. Ingram:

This letter is the response of AerCap Aviation Solutions B.V. (the “Company”) and AerCap Holdings N.V. (“Parent Guarantor” and, together with the Company, “AerCap”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission to the above referenced Registration Statement.  We have included your numbered comments below and AerCap’s response follows.  AerCap has filed Amendment No. 2 to the Registration Statement via EDGAR and has sent three marked courtesy copies of the amendment to you.

General

1.                          We note your response to comment one in our letter dated July 12, 2012. Please revise the prospectus to include the disclosure required by Rule 3-10(b)(4) of Regulation S-X.

We have revised the prospectus in response to this comment and included the disclosure required by Rule 3-10(b)(4) of Regulation S-X in footnote 5 under “Selected Historical Consolidated Financial Data.”

2.                          Please revise the language appearing in section 5 on page 4 of Exhibit 5.2 that indicates that “[t]he statements contained in the Registration Statement…to the extent such statements constitute matters of Netherlands tax law or legal conclusions…are correct in all material respects. . . .” Both the short form tax opinion and the tax disclosure in the prospectus must state clearly that the disclosure in the prospectus is the opinion of the named counsel.

AerCap has revised the short form tax opinion filed as exhibit 5.2 to the registration statement in response to this comment.

Please address any questions or comments you may have about this letter and the registration statement to me at (212) 530-5431.

Very truly yours,

/s/ Paul E. Denaro
Paul E. Denaro

cc:	Edward M. Kelly (SEC Reviewer)
Keith A. Helming